(Securities Code 7203)

May 27, 2013

To All Shareholders:

President Akio Toyoda

TOYOTA MOTOR CORPORATION

1, Toyota-cho, Toyota City, Aichi Prefecture

Notice of Convocation of FY2013 Ordinary General Shareholders’ Meeting

(Unless otherwise stated, all financial information has been prepared in accordance with generally accepted accounting principles in Japan)

Dear Shareholder,

Please refer to the following for information about the upcoming FY2013 Ordinary General Shareholders’ Meeting (the “General Shareholders’ Meeting”). We hope that you will be able to attend this meeting.

If you are unable to attend the meeting, you can exercise your voting rights by paper ballot or by electromagnetic means. Please review the enclosed Reference Documents and exercise your voting rights by no later than the close of business (5:30 p.m.) on Thursday, June 13, 2013 (Japan Time). Thank you very much for your cooperation.

1. Date and time:	10:00 a.m., Friday, June 14, 2013

2. Venue:	Toyota Head Office, 1, Toyota-cho, Toyota City, Aichi Prefecture

3. Meeting Agenda:

    Reports:

Reports on business review, unconsolidated and consolidated financial statements for FY2013 (April 1, 2012 through March 31, 2013) and report by Accounting Auditor and the Audit & Supervisory Board on the audit results of the consolidated financial statements.

    Resolutions:

Proposed Resolution 1:    Distribution of Surplus

Proposed Resolution 2:    Election of 16 Directors

Proposed Resolution 3:    Partial Amendment of the Articles of Incorporation

Proposed Resolution 4:    Payment of Executive Bonuses

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Notes: -

The Business Report for the 109th Fiscal Year from April 1, 2012 to March 31, 2013 is a reference document for the 109th ordinary general meeting. The Business Report will be available on the Toyota Motor Corporation Investor Relations website, which can be accessed at

http://www.toyota-global.com/investors/stock_information_ratings/shareholders.html

If you do not have access to the internet and would like to obtain a hard copy, please write to:

Proxy Services Corporation

200 A Executive Drive

Edgewood, NY 11717

You may also request for a hardcopy of The Business Report by calling the toll free number 1-800-555-2470.

-	If you attend the meeting in person, please submit the enclosed ballot at the reception desk. It will serve as your admission pass.

You are also kindly requested to bring this Notice as meeting materials when you attend.

-	If you intend to engage in split voting, please submit written notice to that effect and the reasons for the split voting at least three days prior to the General Shareholders’ Meeting.

-

If any revisions are made to the reference documents or attachments for the General Shareholders’ Meeting, the revisions will be posted on Toyota Motor Corporation’s Web site (http://www.toyota.co.jp/jpn/investors/).

Reference Documents

Proposed resolutions and reference matters

Proposed Resolution 1: Distribution of Surplus

We propose the distribution of surplus as follows:

Year-end Dividend

We will strive for the stable and continuous payment of dividends while giving due consideration to factors such as business results for each term, investment plans, and our cash reserves.

In order to survive tough competition, we will focus on the early commercialization of technologies for the next-generation environment and safety, giving priority to customer safety and security.

Considering these factors, we would like to offer a year-end dividend of 60 yen per share. Combined with the interim dividend, the total amount of the annual dividends for the fiscal year ended March 31, 2013 will be 90 yen per share.

(1)	Type of dividend assets

Cash

(2)	Allocation of dividend assets and the total amount of dividends

Payment of 60 yen per share of common stock (Total amount of dividends: 190,045,720,080 yen)

(3)	Effective date of distribution of surplus

June 17, 2013

Proposed Resolution 2: Election of 16 Directors

All Directors will retire upon the expiration of their term of office at the conclusion of this General Shareholders’ Meeting. Accordingly, we hereby request that 16 Directors be elected. The candidates for the positions of Director are as follows:

Following are the nominees

no.	Name (birth date)	Position and main areas of responsibility at Toyota Motor Corporation (“TMC”)	Brief career summary and important concurrent duties			No. of TMC shares owned
1	Takeshi Uchiyamada (8/17/1946)	Vice Chairman of the Board	Apr.	1969	Joined TMC
			Jun.	1998	Director of TMC
			Jun.	2001	Managing Director of TMC
			Jun.	2003	Senior Managing Director of TMC
			Jun.	2005	Executive Vice President of TMC
			Jun.	2012	Vice Chairman of TMC	43,739
			(important concurrent duties)
			Director of JTEKT Corporation
			Chairman of Toyota Motor Engineering &
			Manufacturing (China) Co., Ltd.
			Director of Toyota Boshoku Corporation

2	Akio Toyoda (5/3/1956)	President, Member of the Board	Apr.	1984	Joined TMC
			Jun.	2000	Director of TMC
			Jun.	2002	Managing Director of TMC
			Jun.	2003	Senior Managing Director of TMC
			Jun.	2005	Executive Vice President of TMC
			Jun.	2009	President of TMC
			(important concurrent duties)			4,588,975
			Corporate Auditor of Toyota Boshoku Corporation
			Chairman and CEO of Toyota Motor North America, Inc.
			Chairman of Toyota Motor Sales & Marketing Corporation
			Chairman of Japan Automobile Manufacturers Association, Inc.

3	Satoshi Ozawa (8/5/1949)	Executive Vice President, Member of the Board -Toyota No. 1 (business)	Apr.	1974	Joined Toyota Motor Sales Co., Ltd.
			Jun.	2003	Managing Officer of TMC
			Jun.	2007	Senior Managing Director of TMC
			May	2010	Executive Vice President of TMC	33,900
			(important concurrent duties)
			Chairman of Toyota Motor Europe NV/SA

no.	Name (birth date)	Position and main areas of responsibility at Toyota Motor Corporation (“TMC”)	Brief career summary and important concurrent duties			No. of TMC shares owned
4	Nobuyori Kodaira (3/18/1949)	Executive Vice President, Member of the Board - IT & ITS - External Affairs & Public Affairs - General Administration & Human Resources - Accounting	Apr.	1972	Joined Ministry of International Trade and Industry
			Jul.	2004	Director-General, Agency for Natural Resources and Energy
			Jul.	2006	Retired from Director-General, Agency for
					Natural Resources and Energy
			Aug.	2008	Advisor of TMC	12,000
			Jun.	2009	Managing Officer of TMC
			Jun.	2010	Senior Managing Director of TMC
			Jun.	2011	Director and Senior Managing Officer of TMC
			Jun.	2012	Executive Vice President of TMC

5	Mitsuhisa Kato (3/2/1953)	Executive Vice President, Member of the Board - Toyota No. 1 (business, R&D) - Toyota No. 2 (business, R&D) - TNGA Planning Div. (chief officer)	Apr.	1975	Joined TMC
			Jun.	2004	Managing Officer of TMC
			Jun.	2006	Toyota Technocraft Co., Ltd. President
			Jun.	2006	Advisor of TMC
			Jun.	2007	Retired from Advisor of TMC
			Jun.	2010	Retired from Toyota Technocraft Co., Ltd. President	10,050
			Jun.	2010	Senior Managing Director of TMC
			Jun.	2011	Senior Managing Officer of TMC
			Jun.	2012	Executive Vice President of TMC
			(important concurrent duties)
			Corporate Auditor of TOKAI RIKA CO., LTD.

6	Masamoto Maekawa (10/17/1949)	Executive Vice President, Member of the Board - Toyota No. 1 (business)	Apr.	1973	Joined Toyota Motor Sales Co., Ltd.
			Jun.	2003	Managing Officer of TMC
			Jun.	2007	Toyota Administa Corporation President
			Jun.	2007	Advisor of TMC
			Jun.	2009	Retired from Toyota Administa Corporation President	24,000
			Jun.	2009	Senior Managing Director of TMC
			Jun.	2011	Senior Managing Officer of TMC
			Jun.	2012	Executive Vice President of TMC
			(important concurrent duties)
			Representative Director and President of Toyota
			Marketing Japan Inc.

7	Mamoru Furuhashi (1/3/1950)	Director, Member of the Board	Apr.	1973	Joined TMC
			Jun.	2003	Managing Officer of TMC
			Jun.	2007	Senior Managing Director of TMC
			Jun.	2011	Director and Senior Managing Officer of TMC	30,305
			Apr.	2013	Retired from Senior Managing Officer of TMC

no.	Name (birth date)	Position and main areas of responsibility at Toyota Motor Corporation (“TMC”)	Brief career summary and important concurrent duties			No. of TMC shares owned
8	Yasumori Ihara (11/17/1951)	Director, Member of the Board	Apr.	1975	Joined Toyota Motor Sales Co., Ltd.
			Jun.	2004	Managing Officer of TMC
		- Toyota No. 2 (business)	Jun.	2007	Toyota Transportation Co., Ltd. President
			Jun.	2007	Advisor of TMC
			Jun.	2008	Retired from Advisor of TMC	10,000
			Jun.	2009	Retired from Toyota Transportation Co., Ltd. President
			Jun.	2009	Senior Managing Director of TMC
			Jun.	2011	Director and Senior Managing Officer of TMC

9*	Seiichi Sudo (4/21/1951)	Senior Managing Officer	Apr.	1974	Joined TMC
			Jun.	2003	Managing Officer of TMC
		- Unit Center (center president)	Jun.	2005	Toyota Motor Manufacturing North America, Inc. President
			Apr.	2006	Established Toyota Motor Engineering & Manufacturing North America, Inc. by integrating Toyota Motor Manufacturing North America, Inc. and Toyota Technical Center USA, Inc.
			Apr.	2006	Toyota Motor Engineering & Manufacturing North America, Inc. President
			Jun.	2008	Toyota Motor Kyushu, Inc. President	12,300
			Jun.	2008	Advisor of TMC
			Jun.	2008	Retired from Toyota Motor Engineering & Manufacturing North America, Inc. President
			Jun.	2010	Retired from Advisor of TMC
			Jan.	2012	Retired from Toyota Motor Kyushu, Inc. President
			Jan.	2012	Senior Managing Officer of TMC
			(important concurrent duties)
			Chairman of Toyota Motor (Changshu) Auto Parts Co., Ltd.

10*	Koei Saga (2/1/1951)	Senior Managing Officer	Apr.	1977	Joined TMC
			Jun.	2008	Managing Officer of TMC
		- Unit Center (center vice president)	Apr.	2012	Senior Managing Officer of TMC	6,300
11*	Kiyotaka Ise (3/2/1955)	Senior Managing Officer	Apr.	1980	Joined TMC
			Jun.	2007	Managing Officer of TMC
		- Lexus International (president) - Motor Sports Div. (chief officer) - Sports Vehicle Management Div. (chief officer)	Apr.	2013	Senior Managing Officer of TMC
			(important concurrent duties)			9,600
			Chairman of Toyota Motorsport GmbH

no.	Name (birth date)	Position and main areas of responsibility at Toyota Motor Corporation (“TMC”)	Brief career summary and important concurrent duties			No. of TMC shares owned
12*	Shigeki Terashi (2/16/1955)	Senior Managing Officer - Corporate Planning Div. (chief officer) - Research Div. (chief officer) - Environmental Affairs Div. (chief officer) - Product & Business Planning Div. (chief officer) - Design Quality Innovation Div. (chief officer)	Apr.	1980	Joined TMC
			Jun.	2008	Managing Officer of TMC
			Jun.	2008	Toyota Motor Engineering & Manufacturing North America, Inc.
					Executive Vice President
			May	2011	Toyota Motor Engineering & Manufacturing North America, Inc.
					President and COO
			Apr.	2012	Toyota Motor Engineering & Manufacturing North America, Inc.
					President and CEO	7,400
			Apr.	2012	Toyota Motor North America, Inc.
					President and COO
			Mar.	2013	Retired from Toyota Motor Engineering & Manufacturing North America, Inc.
					President and CEO
			Mar.	2013	Retired from Toyota Motor North America, Inc.
					President and COO
			Apr.	2013	Senior Managing Officer of TMC
			(important concurrent duties)
			Vice President of Calty Design Research Inc.
13*	Yoshimasa Ishii (4/22/1953)	Advisor	Apr.	1976	Joined Toyota Motor Sales Co., Ltd.
			Jun.	2005	Managing Officer of TMC
			Jun.	2009	Senior Managing Director of TMC
			Jun.	2011	Senior Managing Officer of TMC
			Apr.	2013	Advisor of TMC
			Apr.	2013	Toyota Financial Services Corporation	8,400
					President
			(important concurrent duties)
			President of Toyota Financial Services Corporation

no.	Name (birth date)	Position and main areas of responsibility at Toyota Motor Corporation (“TMC”)	Brief career summary and important concurrent duties			No. of TMC shares owned
			Mar.	1959	Joined Nippon Life Insurance Company
14*	Ikuo Uno (1/4/1935)	—	Jul.	1986	Director of Nippon Life Insurance Company
			Mar.	1989	Managing Director of Nippon Life Insurance Company
			Mar.	1992	Senior Managing Director of Nippon Life Insurance Company
			Mar.	1994	Vice President of Nippon Life Insurance Company
			Apr.	1997	President of Nippon Life Insurance Company
			Apr.	2005	Chairman of Nippon Life Insurance Company
			Apr.	2011	Director and Advisor of Nippon Life Insurance Company
			Jul.	2011	Advisor of Nippon Life Insurance Company
			(important concurrent duties)
			Advisor of Nippon Life Insurance Company
			Outside Director of FUJI KYUKO CO., LTD.
			External Auditor of Odakyu Electric Railway Co., Ltd.
			External Corporate Auditor of West Japan Railway Company
			Statutory Auditor of Tohoku Electric Power Co., Inc.
			Outside Director of Panasonic Corporation
			Outside Corporate Auditor of Sumitomo Mitsui
			Financial Group, Inc.

15*	Haruhiko Kato (7/21/1952)	—	Apr.	1975	Joined Ministry of Finance	—
			Jul.	2007	Director-General of the Tax Bureau, Ministry of Finance
			Jul.	2009	Commissioner of National Tax Agency
			Jul.	2010	Retired from Commissioner of National Tax Agency
			Jan.	2011	Senior Managing Director of Japan
					Securities Depository Center, Inc.
			Jun.	2011	President and CEO of Japan
					Securities Depository Center, Inc.
			(important concurrent duties)
			President and CEO of Japan Securities Depository Center, Inc.

no.	Name (birth date)	Position and main areas of responsibility at Toyota Motor Corporation (“TMC”)	Brief career summary and important concurrent duties			No. of TMC shares owned
16*	Mark T. Hogan (5/15/1951)	—	Sep.	1973	Joined General Motors Corporation	—
			Aug.	2002	Group Vice President of General Motors Corporation
			Aug.	2004	Retired from Group Vice President of General Motors Corporation
			Sep.	2004	President of Magna International Inc.
			Dec.	2007	Retired from President of Magna International Inc.
			Jan.	2008	President and CEO of The Vehicle Production Group LLC
			Feb.	2010	Retired from President and CEO of The Vehicle Production Group LLC
			Mar.	2010	President of Dewey Investments LLC
			(important concurrent duties)
			President of Dewey Investments LLC

Notes:

1.	* indicates a candidate to be posted as a TMC Director for the first time.
2.

Toyota No. 1 is a business unit under which North America Region, Europe Region, Japan Sales Business Group, and Toyota Planning Div. 1 operate. Toyota No. 2 is a business unit under which China Region, Asia & Middle East Region, East Asia & Oceania Region, Africa Region, Latin America & Caribbean Region, Toyota Planning Div. 2, and KD Business Planning Div. operate.

3.	Matters related to the candidates to become Outside Directors are as follows:
(1)	Mr. Ikuo Uno, Mr. Haruhiko Kato, and Mr. Mark T. Hogan are candidates to become Outside Directors stipulated in Article 2, Paragraph 3, Item 7 of Ordinance for Enforcement of the Companies Act.
(2)	Reasons for their nomination as candidates to become Outside Directors:
•

Mr. Ikuo Uno has played an active part as an executive at Nippon Life Insurance Company over a number of years and possesses a wide range of knowledge and a wealth of experience in risks relating to business, investment and management among many industries. As we expect him to make use of this knowledge and experience for the management strategy of the Company, we nominate him as a candidate to become an Outside Director.

•

Mr. Haruhiko Kato has served as Director-General of the Tax Bureau of the Ministry of Finance, Commissioner of the National Tax Agency, and has also held various other prominent positions in management of public finance of Japan, gaining a wealth of experience and highly specialized knowledge. He also has management experience with Japan Securities Depository Center, Inc. As we expect him to make use of this knowledge and experience for the management strategy of the Company, we nominate him as a candidate to become an Outside Director.

•

Mr. Mark T. Hogan has management experience in automotive-related companies, including General Motors Corporation. He also has served as an advisory board member for the Company regarding management issues. As we expect him to make use of this experience for the management strategy of the Company, we nominate him as a candidate to become an Outside Director.

(3) •

Nippon Life Insurance Company, a company where Mr. Ikuo Uno served as a Director until June 2011, received a business improvement order from the Financial Services Agency of Japan based on the Insurance Business Act in July 2008. The business improvement order called for remediation of problems in the company’s management system regarding payment of insurance claim, etc. and business administration system. As of December 2011, the company is no longer required to submit periodic improvement status reports to the Financial Services Agency pursuant to the business improvement order.

•

West Japan Railway Company, a company where Mr. Ikuo Uno served as an External Corporate Auditor, was required by the Minister of Land, Infrastructure, Transport and Tourism to report on an investigation of actual conditions and measures for recurrence prevention concerning an incident discovered in September 2009, in which the said company approached the Aircraft and Railway Accidents Investigation Commission regarding the Fukuchiyama Line Train Accident with the intention of requesting the Commission to leak confidential information during the course of investigation. While Mr. Uno was unaware of the fact until it was revealed, the opinions he has expressed have always been from the viewpoint of legal compliance. Since the revelation of the fact, he has strived to create measures for recurrence prevention by requesting the thorough observance of rules in all business operations and further reinforcement of corporate ethics at board meetings.

•

Panasonic Corporation, a company where Mr. Ikuo Uno has served as an Outside Director, agreed to pay penalties to the United States Department of Justice (in September 2010) and the Canadian Competition Bureau (in October 2010) and was fined by the European Commission (in December 2011) due to violations of antimonopoly act laws in the refrigerator compressor business. While Mr. Uno was unaware of the violations until it was revealed, he has consistently sought to ensure that business operations are conducted in compliance with applicable laws through his execution of his duties as a director. After the violation was disclosed, he has confirmed the contents of the actions taken by the company to prevent recurrences.

(4)	Outline of liability limitation agreements

Upon approval of Proposed Resolution 3 and the election of Mr. Ikuo Uno, Mr. Haruhiko Kato, and Mr. Mark T. Hogan in this Proposed Resolution, TMC will conclude liability limitation agreements with them to limit the amount of their liabilities as stipulated in Article 423, Paragraph 1 of the Companies Act to the minimum amount stipulated in Article 425, Paragraph 1 of the Companies Act.

(5)	Mr. Mark T. Hogan has received remunerations from Toyota Motor North America, Inc., an affiliate of TMC, as an advisor for the past two years, which he will continue to receive in the future as well.

Proposed Resolution 3: Partial Amendment of the Articles of Incorporation

1. Reason for Amendment

Upon inviting Outside Directors to participate in management, TMC will establish a new provision enabling the conclusion of liability limitation agreements with Outside Directors. Corresponding liability limitation provisions for Outside Audit & Supervisory Board Members will also be changed in order to unify the wording and expressions, and the articles will be renumbered accordingly from the first point of revision downward. With regard to the establishment of the new provisions of Article 23 (Liability Limitation Agreement with Outside Directors) of the Articles of Incorporation, TMC has obtained unanimous agreement from all the Audit & Supervisory Board Members in advance.

2. Detail of Amendment

The details of amendments are as follows.

We propose that the following amendment be put into effect upon the conclusion of this General Shareholders’ Meeting:

(Underlined part indicates amendments)
Current Articles of Incorporation	Proposed Amendments
CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS (New)

CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS

Article 23. (Liability Limitation Agreement with Outside

Directors)

In accordance with the provisions of Article 427, Paragraph 1 of the Corporation Act, the Corporation may enter into an agreement with outside Directors, limiting liabilities provided for in Article 423, Paragraph 1 of the Corporation Act; provided, however, that the limit of the liability under the agreement shall be the minimum amount of liability stipulated by laws and regulations.

CHAPTER V. AUDIT & SUPERVISORY BOARD AND

AUDIT & SUPERVISORY BOARD MEMBERS

Articles 23 - 28 (Omitted)

Article 29. (Liability Limitation Agreement with Outside

Audit & Supervisory Board Members)

In accordance with the provisions of Article 427, Paragraph 1 of the Corporation Act, the Corporation may enter into an agreement with Outside Audit & Supervisory Board Members, limiting liabilities provided for in Article 423, Paragraph 1 of the Corporation Act.

CHAPTER V. AUDIT & SUPERVISORY BOARD AND AUDIT & SUPERVISORY BOARD MEMBERS

Articles 24 - 29 (The same as the current provisions)

Article 30. (Liability Limitation Agreement with Outside

Audit & Supervisory Board Members)

In accordance with the provisions of Article 427, Paragraph 1 of the Corporation Act, the Corporation

may enter into an agreement with Outside Audit & Supervisory Board Members, limiting liabilities provided for in Article 423, Paragraph 1 of the

Corporation Act; provided, however, that the limit of the liability under the agreement shall be the minimum amount of liability stipulated by laws and regulations.

Articles 30 - 33 (Omitted)	Articles 31 - 34 (The same as the current provisions)

Proposed Resolution 4: Payment of Executive Bonuses

In consideration of the results for FY2013 and other factors, the 13 Directors in office as of the end of FY2013 will be paid a total amount of 428,600,000 yen as executive bonuses.

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

< Toyota Global Vision >

Toyota will lead the way to the future of mobility,

enriching lives around the world with the safest

and most responsible ways of moving people.

Through our commitment to quality,

constant innovation and respect for the planet,

we aim to exceed expectations

and be rewarded with a smile.

We will meet challenging goals by engaging the

talent and passion of people,

who believe there is always a better way.

Table of Contents

To Our Shareholders	14

(Attachment to the Notice of Convocation of FY2013 Ordinary General Shareholders’ Meeting)
Business Report	15
1. Outlook of Associated Companies	15
2. Status of Shares	26
3. Status of Stock Acquisition Rights, Etc.	27
4. Status of Directors and Audit & Supervisory Board Members	28
5. Status of Accounting Auditor	33
6. Basic Policy Regarding the System to Secure the Appropriateness of Business	34
Unconsolidated Financial Statements	37
UNCONSOLIDATED BALANCE SHEETS	37
UNCONSOLIDATED STATEMENTS OF INCOME	39
UNCONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS	40
NOTES TO UNCONSOLIDATED FINANCIAL STATEMENTS	44
Independent Auditor’s Report (Certified Copy)	48
Consolidated Financial Statements	50
CONSOLIDATED BALANCE SHEETS	50
CONSOLIDATED STATEMENTS OF INCOME	52
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY	53
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	55
Independent Auditor’s Report (Certified Copy)	57
Audit & Supervisory Board’s Report (Certified Copy)	59
Consolidated Business Results for FY2013 (Reference)
Segment Operating Results	60
Geographic Information	61

To Our Shareholders:

I would like to express our gratitude for your ongoing support and understanding of our company.

Our company will endeavor to realize sustainable growth as an enterprise so that the shareholders who have supported our company are rewarded and continue to retain the Company’s shares.

Keeping this in mind, we will pursue true competitiveness in all of our endeavors.

We look forward to your ongoing support.

Akio Toyoda

President

Our company has learned many lessons through the numerous difficulties that have faced us since 2009. In response to the global financial crisis after the collapse of Lehman Brothers, we have acutely realized the great importance of maintaining sustainable growth in the automobile industry and its broad base of supporting industries.

With regard to quality issues, we once again positioned the important “customer first” and “quality first” concepts deeply in our minds. In addition, the Great East Japan Earthquake and the floods in Thailand, among the various other natural disasters occurring around the world, has led us to think of what our company could do for others and the many countries which we call home, putting ourselves aside.

As we endeavored to overcome these difficulties, we strongly realized once again the importance of returning to “Toyota’s roots,” that is, continuing to manufacture “good automobiles” simply and honestly according to our shared principle of contributing to society through the manufacturing of automobiles. Under these circumstances, our consolidated financial results for FY2013 reflected our group-wide efforts for cost improvement and increased number of units sold, and consolidated net income increased by 678.6 billion yen to 962.1 billion yen, compared with FY2012. We express our sincere thanks for the patronage of our loyal customers and the support of our shareholders.

Considering various factors such as our business results, research and development activities, and investments planned, we would like to propose a year-end dividend of 60 yen per share at the FY2013 Ordinary General Shareholders’ Meeting, in order to maintain our tradition of providing stable and continuous returns to shareholders. This, combined with the interim dividend of 30 yen per share, will result in a total annual dividend of 90 yen per share for FY2013, an increase of 40 yen compared with FY2012.

Our company is steadily moving forward toward the realization of the “Toyota Global Vision” announced in March 2011. In order to continue sustainable growth and strengthen competitiveness, we have conducted organizational changes mainly from the following two points:

The first is to clarify responsibility for operations and earnings and to accelerate decision-making by dividing our vehicle operations into four businesses: “Lexus International,” with responsibility for our Lexus brand; “Toyota No. 1,” with responsibility for developed countries; “Toyota No. 2,” with responsibility for emerging countries; and the “Unit Center,” with responsibility for the development and production of engines and other unit components. The second is to establish the “TNGA Planning Division” in order to speedily advance the “Toyota New Global Architecture” that will allow us to fundamentally reconsider work procedures throughout all of Toyota. This will provide us with a company-wide structure that will enable us to continue making cars of excellent quality that are profitable and attractive.

We will make every effort to realize sustainable growth as a company that contributes to global society through the manufacture of “ever-better cars” backed by the united “mind” and “power” of our global workforce of 330,000. We look forward to your ongoing support.

Attachment to the Notice of Convocation of FY2013 Ordinary General Shareholders’ Meeting

Business Report (Fiscal Year under review: April 1, 2012 through March 31, 2013)

1. Outlook of Associated Companies

(1) Progress and Achievement in Operation

General Economic Environment in FY2013

Reviewing the general economic environment for the fiscal year ended March 2013 (“FY2013”), the world economy has seen ongoing gradual recovery in the U.S. mainly due to increasing personal consumption. Meanwhile, the European economy has continued to move sluggishly mainly due to the sovereign debt crisis, and the pace of economic expansion in emerging countries has slowed down. The Japanese economy is gradually showing movements of picking up, while weakness can be seen in some areas.

For the automobile industry, markets have progressed in a steady manner, especially in the U.S. and emerging countries such as Asia. The demand for products with advanced green technology has remained strong throughout all markets worldwide.

Overview of Operations

In this business environment, we are striving to manufacture “ever-better cars” that exceed customer expectations in order to fulfill our mission of “bringing smiles to customers who have chosen Toyota.” “Crown,” which has established a tradition of trust and peace of mind since its debut in 1955, was fully refurbished in a new style full of distinct and dynamic styling with an exquisite ride and superbly quiet performance, together with various advanced technologies developed in pursuit of new innovation, including our “Intelligent Clearance Sonar,” which mitigates damage in the event of a collision caused by pedal misapplication. We also launched a new model of “Auris” distinct for its sporty, high-quality styling and driving performance with a precise steering response tempered through extensive drive tests in Europe. In North America, we launched the new “Avalon,” a premium mid-size sedan designed and engineered by the regional staff. As for hybrid vehicles, we are selling 19 passenger car models in about 80 countries and regions as of the end of March 2013. In FY2013, the 15th anniversary since the first Prius was launched, the number of hybrid vehicles sold around the world exceeded one million units for the first time, pushing the cumulative total over 5 million.

As a result of the launch of new products that meet the needs of customers in Japan and other countries, the vigorous sales efforts we are making in collaboration with dealers in every country and region, and market expansion in emerging countries and domestic demand-boosting measures such as the government subsidies for eco-car purchases, global vehicle sales for FY2013, including the Daihatsu and Hino brands, increased by 1,358 thousand units (or 16.3%) from FY2012 to a record-high total of 9,692 thousand units. We have steadily made headway in our efforts to further improve the profit structure, thanks to the strenuous concerted efforts of the entire Toyota group to implement profit improvement activities such as cost improvement measures.

In addition to these activities, we are proceeding with development work to manufacture “ever-better cars” according to the “Toyota New Global Architecture,” a new development framework which reconciles sweeping advances in product appeal with cost reductions at the same time. We also entered a joint development agreement with BMW in an effort to construct a strategic long-term cooperative relationship for the realization of sustainable mobility solutions such as eco-cars.

In July of last year, Toyota Motor East Japan, Inc. was established through the integration of Kanto Auto Works, Ltd., Central Motor Co., Ltd. and Toyota Motor Tohoku Corporation. With the Tohoku area positioned as our “third domestic production base” alongside the Chubu and Kyushu areas, we launched production of the new “Corolla,” which prioritize peace of mind, practicality, and ease of use, and achieve a perfect fit in the market environment. In April of this year, we will be opening “Toyota East Japan Technical Skills Academy”. We will strengthen manufacturing foundations in the Tohoku region through human resource development and contribute further in our measures to “enrich the lives of communities.”

Consolidated Financial Results for FY2013

The consolidated financial results for FY2013 reflect the concerted focus of the whole Toyota group on profit improvement activities such as cost improvement, an increased number of units sold in overseas markets, and gradual correction of the excessive yen appreciation in the foreign exchange market. As a result, consolidated net revenues increased by 3,480.5 billion yen (or 18.7%) to 22,064.1 billion yen compared with FY2012, and consolidated operating income increased by 965.2 billion yen (or 271.4%) to 1,320.8 billion yen compared with FY2012. Consolidated net income attributable to Toyota Motor Corporation increased by 678.6 billion yen (or 239.3%) to 962.1 billion yen compared with FY2012.

The breakdown of consolidated net revenues is as follows:

	Yen in millions
	FY2013 (April 2012 through March 2013)	FY2012 (April 2011 through March 2012)	Increase (Decrease)	Change (%)
Vehicles	17,446,473	14,164,940	3,281,533	23.2
Parts & components for overseas production	356,756	338,000	18,756	5.5
Parts	1,577,690	1,532,219	45,471	3.0
Other	997,843	929,219	68,624	7.4
Total Automotive	20,378,762	16,964,378	3,414,384	20.1
Financial Services	1,150,042	1,071,737	78,305	7.3
Other	535,388	547,538	(12,150)	(2.2)

Total	22,064,192	18,583,653	3,480,539	18.7

Notes:

1.	Consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
2.	The amounts represent net revenues from external customers.
3.	Net revenues do not include consumption taxes, etc.

Environmental Initiatives

Toyota considers addressing environmental issues as one of its top management priorities, and works for the realization of “enriching lives of communities” with the aim of realizing a comfortable, low-carbon society for automobiles.

Based on the belief that environment-friendly vehicles can only truly have a positive impact if they are used widely, we have endeavored to promote the mass-market adoption of hybrid vehicles and position hybrid technology as the core technology necessary for the development of various kinds of eco-cars. In addition to proceeding with further improvements in the fuel efficiency of conventional vehicles, we have developed fuel diversification solutions in order to provide customers with a range of eco-car choices most suitable for each of them and have worked towards developing diverse technologies such as plug-in hybrid vehicles, electric vehicles, and fuel cell vehicles.

As for smart grids, we are contributing to the realization of a sustainable low-carbon society by developing a two-way electric power supply system that can supply power from home to vehicle as well as from vehicle to home. Experiments with this system are underway in Toyota City.

Non-Automotive Operations

In non-automotive operations, we are actively developing businesses to meet diverse customer needs. Our financial services have been responding to various risks and providing a broad range of financial support for car lives and daily life of customers, by developing business platforms in emerging countries and providing financial services customized to customer needs and regional characteristics through an expanded network covering various countries around the world. In the housing business, we are building safe, secure houses using the know-how of Toyota group companies and are working to build houses that are friendly to the global environment.

(2) Funding

Capital investment in the automotive business is mainly financed with funds gained from business operations. Funds necessary for the financial services business are mainly financed through the issuance of bonds and medium-term notes, as well as with borrowings. The balance of debt as of the end of FY2013 was 14,131.7 billion yen.

(3) Capital Expenditures

As for capital expenditures, Toyota has promoted activities to decrease investments by simplifying and streamlining facilities and through the effective use of existing facilities. At the same time, Toyota focused its investment into “Eco-Cars,” including hybrid vehicles, and “emerging markets” which have strong potential for growth. As a result of these efforts toward efficient investment, consolidated capital expenditures for FY2013 were 852.7 billion yen.

(4) Consolidated Financial Summary

	Yen in millions unless otherwise stated
	FY2010 (April 2009 through March 2010)	FY2011 (April 2010 through March 2011)	FY2012 (April 2011 through March 2012)	FY2013 (April 2012 through March 2013)
Net revenues	18,950,973	18,993,688	18,583,653	22,064,192
Operating income	147,516	468,279	355,627	1,320,888
Net income attributable to Toyota Motor Corporation	209,456	408,183	283,559	962,163
Net income attributable to Toyota Motor Corporation per share – Basic (yen)	66.79	130.17	90.21	303.82
Shareholders’ equity	10,930,443	10,920,024	11,066,478	12,772,856

Total assets	30,349,287	29,818,166	30,650,965	35,483,317

(5) Issues to be Addressed

As for our future business environment, the world economy is expected to benefit from ongoing moderate recovery in the U.S. and a pickup in the pace of economic expansion in emerging countries. Europe, meanwhile, still faces the risk of economic stagnation due to the sovereign debt crisis and other factors, though a gradual bottoming out is anticipated. The Japanese economy is expected to move gradually towards recovery supported by the effect of the policy package and monetary policy. However, slowing down of overseas economies is still downside risk of the Japanese economy.

The automotive market is expected to see recovery in the U.S. and expansion in emerging countries. However, amid the change in market structure, as seen in the expansion and diversification of demand for eco-cars backed by rising environmental consciousness, fierce competition exists on a global scale.

In this severe business environment, the Toyota group as a whole is responding to changes flexibly and is progressing steadily toward the realization of the Toyota Global Vision announced in March 2011. We will continue to review the structure for realizing sustainable growth and achieving competitiveness, and the Toyota group as a whole will make greater efforts to address the following:

First, we will further promote the “Toyota New Global Architecture,” the way we will fundamentally reconsider work procedures, in order to launch attractive products globally and in a timely manner. For the Toyota brand, we intend to plan and develop overwhelmingly competitive next-generation cars in advanced countries, and to develop and introduce good products at affordable price that are trusted by customers in various usage environments in emerging countries. For the Lexus brand, we intend to establish the image as a global premium brand that hails from Japan. Furthermore, we intend to bring competitive units promptly.

Second, we intend to flexibly overcome business and management environmental changes. We will promote new business such as environmental and energy solutions that will lead the next generation and make strategic preparations for future business activities in next emerging countries. To better implement these efforts, we intend to improve the foundations for speedy decision-making and encourage appropriate control of fixed costs.

Third, we intend to proceed with constant activities toward the achievement of sustainable growth. In addition to pursuing quality improvement, we intend to further strengthen our innovative cost-reduction and profit-improvement activities throughout the company and promote further human resource development for enhancement of our global competitiveness. Activities to improve business continuity in the event of large-scale disasters will also be promoted and established.

Based on these efforts, Toyota will contribute to realize “enriching lives of communities” through providing “ever-better cars” that exceed customer expectations. This is expected to encourage more customers to purchase Toyota cars and thereby lead to the establishment of a stable business base. By perpetuating this good cycle, we will aim to realize sustainable growth and enhance corporate value. In addition, through full observance of corporate ethics such as compliance with applicable laws and regulations, Toyota will fulfill its social responsibilities by carrying out its Corporate Social Responsibility (CSR).

Last year, Toyota celebrated two commemorative milestones; the 75th anniversary of TMC and the 30th anniversary of the merger of Toyota Motor Co., Ltd. and Toyota Motor Sales Co., Ltd. We would never have reached these milestones without the support of shareholders and others concerned, or without the long years of patronage of loyal customers. For their support and patronage, we express our gratitude. Committed to our founding spirit as a maker of cars that contribute to society, we will go forward year after year, never to step back. We sincerely hope that our shareholders will continue to extend their patronage and support to us.

(6) Policy on Distribution of Surplus by Resolution of the Board of Directors

TMC deems the benefit of its shareholders as one of its priority management policies, and it continues to work to improve its corporate structure to realize sustainable growth in order to enhance its corporate value. TMC will strive for the stable and continuous payment of dividends aiming at a consolidated payout ratio of 30% while giving due consideration to factors such as business results for each term, investment plans and its cash reserves.

In order to survive tough competition, TMC will utilize its internal funds mainly for the early commercialization of technologies for next-generation environment and safety, giving priority to customer safety and security.

TMC pays dividends twice a year – an interim dividend and a year-end dividend – and in order to secure an opportunity to directly seek shareholders’ opinions, TMC will treat payments of year-end dividends as a matter to be resolved at the FY2013 Ordinary General Shareholders’ Meeting, even though TMC’s articles of incorporation stipulate that retained earnings can be distributed as dividends pursuant to the resolution of the board of directors.

(7) Main Business

Toyota’s business segments are automotive operations, financial services operations and all other operations.

Business	Main products and services
Automotive Operations	Vehicles (passenger vehicles, trucks and buses, and mini-vehicles), parts & components for overseas production, parts, etc.

Financial Services Operations	Auto sales financing, Leasing, etc.

Other Operations	Housing, Information Technology, etc.

(8) Main Sites

<TMC>

Name	Location
Head Office	Aichi Prefecture
Tokyo Head Office	Tokyo
Nagoya Office	Aichi Prefecture
Honsha Plant	Aichi Prefecture
Motomachi Plant	Aichi Prefecture
Kamigo Plant	Aichi Prefecture
Takaoka Plant	Aichi Prefecture
Miyoshi Plant	Aichi Prefecture
Tsutsumi Plant	Aichi Prefecture
Myochi Plant	Aichi Prefecture
Shimoyama Plant	Aichi Prefecture
Kinu-ura Plant	Aichi Prefecture
Tahara Plant	Aichi Prefecture
Teiho Plant	Aichi Prefecture
Hirose Plant	Aichi Prefecture
Higashi-Fuji Technical Center	Shizuoka Prefecture

<Domestic and overseas subsidiaries>

Please see section “(10) Status of Principal Subsidiaries”.

(9) Employees

Number of employees	Increase (Decrease) from end of FY2012
333,498	+ 7,593

(10) Status of Principal Subsidiaries

	Company name	Location	Capital/ subscription	Percentage ownership interest		Main business
			million yen
Japan	Toyota Financial Services Corporation	Aichi Prefecture	78,525	100.00		Management of domestic and overseas financial companies, etc.
	Hino Motors, Ltd.	Tokyo	72,717	50.21	*	Manufacture and sales of automobiles
	Toyota Motor Kyushu, Inc.	Fukuoka Prefecture	45,000	100.00		Manufacture and sales of automobiles
	Daihatsu Motor Co., Ltd.	Osaka Prefecture	28,404	51.33	*	Manufacture and sales of automobiles
	Toyota Finance Corporation	Tokyo	16,500	100.00	*	Finance of automobile sales, card business
	Toyota Auto Body Co., Ltd.	Aichi Prefecture	10,371	100.00		Manufacture and sales of automobiles
	Toyota Motor East Japan, Inc.	Miyagi Prefecture	6,850	100.00		Manufacture and sales of automobiles
			in thousands
North America	Toyota Motor Engineering & Manufacturing North America, Inc.	U.S.A.	USD 1,958,949	100.00	*	Management of manufacturing companies in North America
	Toyota Motor Manufacturing, Kentucky, Inc.	U.S.A.	USD 1,180,000	100.00	*	Manufacture and sales of automobiles
	Toyota Motor North America, Inc.	U.S.A.	USD 1,005,400	100.00	*	Government, public affairs and research of North America
	Toyota Motor Credit Corporation	U.S.A.	USD 915,000	100.00	*	Finance of automobile sales
	Toyota Motor Manufacturing, Indiana, Inc.	U.S.A.	USD 620,000	100.00	*	Manufacture and sales of automobiles
	Toyota Motor Manufacturing, Texas, Inc.	U.S.A.	USD 510,000	100.00	*	Manufacture and sales of automobiles
	Toyota Motor Sales, U.S.A., Inc.	U.S.A.	USD 365,000	100.00	*	Sales of automobiles
	Toyota Motor Manufacturing Canada Inc.	Canada	CAD 680,000	100.00		Manufacture and sales of automobiles
	Toyota Credit Canada Inc.	Canada	CAD 60,000	100.00	*	Finance of automobile sales
			in thousands
Europe	Toyota Motor Europe NV/SA	Belgium	EUR 2,524,346	100.00		Management of all European affiliates
	Toyota Kreditbank GmbH	Germany	EUR 30,000	100.00	*	Finance of automobile sales
	Toyota Motor Finance (Netherlands) B.V.	Netherlands	EUR 908	100.00	*	Loans to overseas Toyota related companies
	OOO “TOYOTA MOTOR”	Russia	RUB 37,569	100.00	*	Sales of automobiles

	Company name	Location	Capital/ subscription	Percentage ownership interest		Main business
			in thousands
Asia	Toyota Motor (China) Investment Co., Ltd.	China	USD 118,740	100.00		Sales of automobiles
	Toyota Motor Finance (China) Co., Ltd.	China	CNY 1,800,000	100.00	*	Finance of automobile sales
	Toyota Kirloskar Motor Private Ltd.	India	INR 7,000,000	89.00		Manufacture and sales of automobiles
	PT. Toyota Motor Manufacturing Indonesia	Indonesia	IDR 19,523,503	95.00		Manufacture and sales of automobiles
	Toyota Motor Asia Pacific Pte Ltd.	Singapore	SGD 6,000	100.00		Sales of automobiles
	Kuozui Motors, Ltd.	Taiwan	TWD 3,460,000	70.00	*	Manufacture and sales of automobiles
	Toyota Leasing (Thailand) Co., Ltd.	Thailand	THB 13,500,000	86.39	*	Finance of automobile sales
	Toyota Motor Thailand Co., Ltd.	Thailand	THB 7,520,000	86.43		Manufacture and sales of automobiles
	Toyota Motor Asia Pacific Engineering and Manufacturing Co., Ltd.	Thailand	THB 1,300,000	100.00	*	Production support for entities in Asia and Oceania
			in thousands
Other	Toyota Motor Corporation Australia Ltd.	Australia	AUD 481,100	100.00		Manufacture and sales of automobiles
	Toyota Finance Australia Ltd.	Australia	AUD 120,000	100.00	*	Finance of automobile sales
	Toyota Argentina S.A.	Argentina	ARS 260,000	100.00	*	Manufacture and sales of automobiles
	Toyota do Brasil Ltda.	Brazil	BRL 709,980	100.00		Manufacture and sales of automobiles
	Toyota South Africa Motors (Pty) Ltd.	South Africa	ZAR 50	100.00	*	Manufacture and sales of automobiles

Notes:

1.	* Indicates that the ownership interest includes such ratio of the subsidiaries.
2.	The ownership interests are calculated based on the total number of shares issued at the end of the fiscal year.
3.	Kanto Auto Works, Ltd. merged with Central Motor Co., Ltd. and Toyota Motor Tohoku Corporation on July 1, 2012 and was renamed Toyota Motor East Japan, Inc.

2. Status of Shares

(1)	Total Number of Shares Authorized	10,000,000,000 shares

(2)	Total Number of Shares Issued	3,447,997,492 shares

(3)	Number of Shareholders	628,902

(4) Major Shareholders

Name of Shareholders	Number of shares (1,000 shares)	Percentage of shareholding (%)
Japan Trustee Services Bank, Ltd.	328,913	10.38
Toyota Industries Corporation	218,515	6.90
The Master Trust Bank of Japan, Ltd.	185,036	5.84
State Street Bank and Trust Company	132,366	4.18
Nippon Life Insurance Company	129,455	4.09
The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders	82,399	2.60
Trust & Custody Services Bank, Ltd.	75,309	2.38
Mitsui Sumitomo Insurance Company, Limited	66,063	2.09
SSBT OD05 OMNIBUS ACCOUNT-TREATY CLIENTS	61,752	1.95
DENSO CORPORATION	58,903	1.86

Notes:

1.

The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders is the nominee of the Bank of New York Mellon, which is the Depositary for holders of TMC’s American Depositary Receipts (ADRs).

2.	The percentage of shareholding is calculated after deducting the number of shares of treasury stock (280,568 thousand shares) from the total number of shares issued.

3. Status of Stock Acquisition Rights, Etc.

(1) Status of Stock Acquisition Rights as of the End of FY2013

1)	Number of Stock Acquisition Rights issued:

162,160

2)

Type and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights 16,216,000 shares of common stock of TMC (The number of shares to be issued or transferred upon exercise of one Stock Acquisition Right is 100).

3)	Stock Acquisition Rights held by TMC’s Directors and Audit & Supervisory Board Members

	Series (Exercise price)	Exercise Period	Number of Stock Acquisition Rights	Number of holders
Directors	5th (6,140 yen)	From August 1, 2008 to July 31, 2014	2,700	9
	6th (7,278 yen)	From August 1, 2009 to July 31, 2015	2,900	9
	7th (4,726 yen)	From August 1, 2010 to July 31, 2016	3,000	9
	8th (4,193 yen)	From August 1, 2011 to July 31, 2017	4,100	12
	9th (3,183 yen)	From August 1, 2012 to July 31, 2018	3,917	12

Audit & Supervisory Board Members	5th (6,140 yen)	From August 1, 2008 to July 31, 2014	320	2
	6th (7,278 yen)	From August 1, 2009 to July 31, 2015	320	2
	7th (4,726 yen)	From August 1, 2010 to July 31, 2016	350	2
	8th (4,193 yen)	From August 1, 2011 to July 31, 2017	544	2

Note:

The Stock Acquisition Rights held by Audit & Supervisory Board Members in the above table were acquired prior to their assumption of office and are exercisable by Audit & Supervisory Board Members.

4. Status of Directors and Audit & Supervisory Board Members

(1) Directors and Audit & Supervisory Board Members

Name	Position	Main areas of responsibility	Important concurrent duties
Fujio Cho	*Chairman of the Board

-Audit & Supervisory Board Member of DENSO CORPORATION

-Director of Central Japan Railway Company

-President and Representative Director of Toyota Kuragaike Kaihatsu Kabushiki Kaisha

-Director of Toyota Industries Corporation

Takeshi Uchiyamada	*Vice Chairman of the Board		-Director of JTEKT Corporation -Chairman of Toyota Motor Engineering & Manufacturing (China) Co., Ltd. -Director of Toyota Boshoku Corporation

Akio Toyoda	*President, Member of the Board

-Audit & Supervisory Board Member of Toyota Boshoku Corporation

-Chairman and CEO of Toyota Motor North America, Inc.

-Chairman and Representative Director of Toyota Motor Sales & Marketing Corporation

-Chairman of Japan Automobile Manufacturers Association, Inc.

Yukitoshi Funo	*Executive Vice President, Member of the Board	-Asia & Oceania Operations -Middle East, Africa and Latin America Operations -Product & Business Planning	-Chairman of Toyota Motor Asia Pacific Engineering and Manufacturing Co., Ltd. -Chairman of Toyota Motor Asia Pacific Pte Ltd. -Corporate Auditor of Hino Motors, Ltd.

Atsushi Niimi	*Executive Vice President, Member of the Board	-North America Operations -China Operations -Production

-Chairman of Toyota Motor Engineering & Manufacturing North America, Inc.

-Chairman of Toyota Motor Technical Center (China) Co., Ltd.

-Corporate Auditor of JTEKT Corporation

-Vice Chairman of Toyota Motor North America, Inc.

-Vice Chairman of Faw Toyota R&D Co., Ltd.

Name	Position	Main areas of responsibility	Important concurrent duties
Shinichi Sasaki	*Executive Vice President, Member of the Board	-Business Development -IT & ITS -Purchasing -Customer First Promotion	-Director of KDDI CORPORATION -Audit & Supervisory Board Member of TOYODA GOSEI CO., LTD.

Satoshi Ozawa	*Executive Vice President, Member of the Board	-Europe Operations -General Administration & Human Resources -Accounting -BR Vehicle & Parts Localization Dept.	-Chairman of Toyota Motor Europe NV/SA

Nobuyori Kodaira	*Executive Vice President, Member of the Board	-External Affairs -Environmental Affairs Div.

Mitsuhisa Kato	*Executive Vice President, Member of the Board	-Research & Development	-Corporate Auditor of TOKAI RIKA CO., LTD.

Masamoto Maekawa	*Executive Vice President, Member of the Board	-Japan Sales Business	-President & Chief Executive Officer of Toyota Marketing Japan Inc.

Mamoru Furuhashi	Director	-External Affairs Group (Chief Officer)

Takahiko Ijichi	Director	-Accounting Group (Chief Officer)

Yasumori Ihara	Director	-Purchasing Group (Chief Officer) -Corporate Planning Div.

Yoichiro Ichimaru	Full-time Audit & Supervisory Board Member

Masaki Nakatsugawa	Full-time Audit & Supervisory Board Member

Masahiro Kato	Full-time Audit & Supervisory Board Member

Yoichi Morishita	Audit & Supervisory Board Member		-Special Corporate Advisor of Panasonic Corporation -Outside Corporate Auditor of The Kansai Electric Power Co., Inc.

Akishige Okada	Audit & Supervisory Board Member

-Advisor of Sumitomo Mitsui Banking Corporation

-Outside Corporate Auditor of Mitsui Fudosan Co., Ltd.

-Outside Director of Daicel Corporation

-Outside Audit & Supervisory Board Member of YOMIURI LAND CO., LTD.

Kunihiro Matsuo	Audit & Supervisory Board Member

-Attorney

-Outside Corporate Auditor of MITSUI & CO., LTD.

-Outside Corporate Auditor of KOMATSU LTD.

-Outside Corporate Auditor of BROTHER INDUSTRIES, LTD.

-Outside Director of Japan Exchange Group, Inc.

Yoko Wake	Audit & Supervisory Board Member		-Professor of Faculty of Business and Commerce of Keio University

Notes:

1.	* Representative Director
2.

Mr. Yoichi Morishita, Mr. Akishige Okada, Mr. Kunihiro Matsuo and Ms. Yoko Wake, all of whom are Audit & Supervisory Board Members, are Outside Audit & Supervisory Board Members as provided in Article 2, Item 16 of the Companies Act. They are also Independent Audit & Supervisory Board Members as provided by the rules of the Japanese stock exchanges on which TMC is listed.

3.	The “Important concurrent duties” are listed chronologically, in principle, based on the dates the executives assumed their present positions.
4.	The main areas of responsibility were changed as of April 1, 2013, as follows:

Name	Position	Main areas of responsibility
Yukitoshi Funo	* Executive Vice President, Member of the Board	—

Atsushi Niimi	* Executive Vice President, Member of the Board	—

Shinichi Sasaki	* Executive Vice President, Member of the Board	—

Satoshi Ozawa	* Executive Vice President, Member of the Board	- Toyota No.1 (Business)

Nobuyori Kodaira	* Executive Vice President, Member of the Board	- IT & ITS - External Affairs & Public Affairs - General Administration & Human Resources - Accounting

Mitsuhisa Kato	* Executive Vice President, Member of the Board	- Toyota No. 1 (Business, R&D) - Toyota No. 2 (Business, R&D) - TNGA Planning Div.

Masamoto Maekawa	* Executive Vice President, Member of the Board	- Toyota No.1 (Business)

Mamoru Furuhashi	Director	—

Takahiko Ijichi	Director	—

Yasumori Ihara	Director	- Toyota No.2 (Business)

Notes:

•	* Representative Director
•

Toyota No. 1 is a business-unit under which North America Region, Europe Region, Japan Sales Business Group and Toyota Planning Div. 1 operate. Toyota No. 2 is a business-unit under which China Region, Asia & Middle East Region, East Asia & Oceania Region, Africa Region, Latin America & Caribbean Region, Toyota Planning Div. 2 and KD Business Planning Div. operate.

(2) Amount of Compensation to Directors and Audit & Supervisory Board Members for FY2013

Category	Directors		Audit & Supervisory Board Members (incl. Outside Audit & Supervisory Board Members)		Total
	No. of persons	Amount (million yen)	No. of persons	Amount (million yen)	No. of persons	Amount (million yen)
Compensation to Directors and Audit & Supervisory Board Members	13	851	7(4)	247(63)	20	1,099
Executive bonus	13	428			13	428

Total		1,280		247(63)		1,527

Notes:

1.	The number of persons includes those eligible to receive compensation in FY2013.
2.	The amounts of executive bonuses stated above are to be decided by the resolution of the FY2013 Ordinary General Shareholders’ Meeting to be held on June 14, 2013.
3.	In addition to the above, the following accounting cost is recorded as non-monetary compensation to Directors:
Stock option (Resolutions of the FY2010 Ordinary General Shareholders’ Meeting held on June 24, 2010)

37 million yen for 11 Directors

*

A stock option, as granted to Directors, is a “right to acquire TMC’s shares by making payment within the exercise period of the amount obtained by multiplying the amount to be paid per share, which is calculated by adding a certain ratio to the share price as of the allotment date, by the number of shares to be granted,” and this corresponds to a “Non-monetary compensation.” The figures stated above are amounts recorded as accounting costs for FY2013 from among the fair values of stock options calculated based on various conditions as of the allotment date.

(3) Status of Outside Audit & Supervisory Board Members

1) Major activities for FY2013

Name	Attendance (total attended/total held)
Yoichi Morishita	Board of Directors meetings 11/20	Audit & Supervisory Board meetings 11/16
Akishige Okada	Board of Directors meetings 16/20	Audit & Supervisory Board meetings 14/16
Kunihiro Matsuo	Board of Directors meetings 17/20	Audit & Supervisory Board meetings 13/16
Yoko Wake	Board of Directors meetings 17/20	Audit & Supervisory Board meetings 13/16

Each	Outside Audit & Supervisory Board Member contributed by giving opinions based on his or her experience and insight.

2) Details of liability limitation agreements

Agreements between the Outside Audit & Supervisory Board Members and TMC to limit liability as stipulated in Article 423, Paragraph 1 of the Companies Act, with the liability limited to the amount stipulated in Article 425, Paragraph 1 of the Companies Act.

5. Status of Accounting Auditor

(1) Name of Accounting Auditor

PricewaterhouseCoopers Aarata

(2) Compensation to Accounting Auditor for FY2013

1)	Total compensation and other amounts paid by TMC for the services provided in Article 2, Paragraph 1 of the Certified Public Accountants Act of Japan

490 million yen

2)	Total amount of cash and other property benefits paid by Toyota

1,548 million yen

Notes:

1.	The amount in 1) above includes compensation for audits performed in compliance with the Financial Instruments and Exchange Law.

2.

The amount in 2) above includes compensation for advice and consultation concerning accounting and information disclosure that are not included in the services provided in Article 2, Paragraph 1 of the Certified Public Accountants Act of Japan.

3.	Among principal subsidiaries of TMC, overseas subsidiaries are audited by certified public accountants or audit firms other than PricewaterhouseCoopers Aarata.

(3) Policy regarding decisions on the dismissal or non-reappointment of the Accounting Auditor

It is a policy of TMC that, if it is deemed that the Accounting Auditor will have difficulty in conducting an audit appropriately because of the occurrence of an event stipulated in laws or regulations or an event that interferes with the eligibility or independence of the Accounting Auditor, TMC shall determine whether to dismiss or refrain from reappointing the Accounting Auditor, as needed.

6. Basic Policy Regarding the System to Secure the Appropriateness of Business

TMC, together with its subsidiaries, has created and maintained a sound corporate climate based on the “Guiding Principles at Toyota” and the “Toyota Code of Conduct.” TMC integrates the principles of problem identification and continuous improvement into its business operation process and makes continuous efforts to train employees who will put these principles into practice.

Accordingly, TMC has developed its basic policy regarding the following items as stipulated in the Companies Act.

TMC has partially revised the Basic Policy Regarding the System to Secure the Appropriateness of Business in accordance with organizational changes.

(1)	System to ensure that the Directors execute their responsibilities in compliance with relevant laws and regulations and the Articles of Incorporation

1)

TMC will ensure that Directors act in compliance with relevant laws and regulations and the Articles of Incorporation, based on the Code of Ethics and other explanatory documents that include necessary legal information, presented on occasions such as trainings for new Directors.

2)

TMC will make decisions regarding business operations after comprehensive discussions at the Board of Directors’ meeting and other meetings of various cross-sectional decision-making bodies. Matters to be decided are properly submitted and discussed at the meetings of those decision-making bodies in accordance with the relevant rules.

3)

TMC will appropriately discuss significant matters and measures relating to issues such as corporate ethics, compliance, and risk management at the CSR Committee and other meetings. TMC will also discuss and decide, at the meetings of various cross-sectional decision-making bodies, policies and systems to monitor and respond to risks relating to organizational function.

(2)	System to retain and manage information relating to performance of duties by Directors

Information relating to exercising duties by Directors shall be appropriately retained and managed by each division in charge pursuant to the relevant internal rules and laws and regulations.

(3)	Rules and systems related to the management of risk of loss

1)

TMC will properly manage the capital fund through its budgeting system and other forms of control, conduct business operations, and manage the budget, based on the authorities and responsibilities in accordance with the “Ringi” system (effective consensus-building and approval system) and other systems. Significant matters will be properly submitted and discussed at the Board of Directors’ meeting and other meetings of various bodies in accordance with the standards stipulated in the relevant rules.

2)

TMC will ensure accurate financial reporting by issuing documentation on the financial flow and the control system, etc., and by properly and promptly disclosing information through the Disclosure Committee.

3)

TMC will manage various risks relating to safety, quality, the environment, etc. and compliance by establishing coordinated systems with all regions, establishing rules or preparing and delivering manuals and by other means, as necessary through each relevant division.

4)	As a precaution against events such as natural disasters, TMC will prepare manuals, conduct emergency drills, arrange risk diversification and insurance, etc. as needed.

(4)	System to ensure that Directors exercise their duties efficiently

1)	TMC will manage consistent policies by specifying the policies at each level of the organization based on the medium- to long-term management policies and the Company’s policies for each fiscal term.

2)

The Directors will promptly determine the management policies based on precise on-the-spot information and, in accordance with Toyota’s advantageous “field-oriented” approach, appoint and delegate a high level of authority to officers who take responsibility for business operations in each center, region, function, and process. The responsible officers will proactively compose relevant business plans under their leadership and execute them in a swift and timely manner in order to carry out Toyota’s management policies. The Directors will supervise the execution of duties by the responsible officers.

3)

TMC, from time to time, will make opportunities to listen to the opinions of various stakeholders, including external experts in each region, and reflect those opinions in TMC’s management and corporate activities.

(5)	System to ensure that employees conduct business in compliance with relevant laws and regulations and the Articles of Incorporation

1)	TMC will clarify the responsibilities of each organization unit and maintain a basis to ensure continuous improvements in the system.

2)

TMC will continuously review the legal compliance and risk management framework to ensure effectiveness. For this purpose, each organization unit shall confirm the effectiveness by conducting self-checks among others, and report the result to the CSR Committee and other committees.

3)

TMC will promptly obtain information regarding legal compliance and corporate ethics and respond to problems and questions related to compliance through its corporate ethics inquiry office and other channels.

(6)	System to ensure the appropriateness of business operations of the corporation and the business group consisting of the parent company and subsidiaries

1)

TMC will expand the “Guiding Principles at Toyota” and the “Toyota Code of Conduct” to its subsidiaries as Toyota’s common charter of conduct, and develop and maintain a sound environment of internal controls for Toyota. TMC will also promote the “Guiding Principles at Toyota” and the “Toyota Code of Conduct” through personnel exchanges.

2)

TMC will manage its subsidiaries in a comprehensive manner appropriate to their positioning by clarifying the roles of the division responsible for the subsidiaries’ financing and management and the roles of the division responsible for the subsidiaries’ business activities. Those divisions will confirm the appropriateness and legality of the operations of the subsidiaries by exchanging information with those subsidiaries, periodically and as needed.

(7)	System concerning employees who assist the Audit & Supervisory Board Members when required

TMC has established the Audit & Supervisory Board Office and has assigned a number of full-time staff to support this function.

(8)	Independence of the employees described in the preceding item (7) from Directors

Any changes in personnel in the Audit & Supervisory Board Office will require prior consent of the Audit & Supervisory Board or a full-time Audit & Supervisory Board Member selected by the Audit & Supervisory Board.

(9)	System for Directors and employees to report to Audit & Supervisory Board Members, and other relative systems

1)

Directors, from time to time, will properly report to the Audit & Supervisory Board Members any major business operations through the divisions in charge. If any fact that may cause significant damage to the Company is discovered, they will report the matter to the Audit & Supervisory Board Members immediately.

2)

Directors, Senior Managing Officers, Managing Officers, and employees will report to Audit & Supervisory Board Members on the business upon requests by the Audit & Supervisory Board Members, periodically and as needed.

(10)	Other systems to ensure that the Audit & Supervisory Board Members conducted audits effectively

TMC will ensure that the Audit & Supervisory Board Members attend major Executives’ meeting, inspect important Company documents, and make opportunities to exchange information between the Audit & Supervisory Board Members and Accounting Auditor periodically and as needed, as well as appoint external experts.

Unconsolidated Financial Statements

UNCONSOLIDATED BALANCE SHEETS

	(Million yen; amounts less than one million yen are omitted)
	FY2013 (As of March 31, 2013)	FY2012 (Reference) (As of March 31, 2012)
(Assets)
Current assets	4,200,612	4,310,629
Cash and deposits	116,338	163,720
Trade accounts receivable	943,100	1,026,650
Marketable securities	1,283,074	1,239,157
Finished goods	153,710	154,854
Work in process	75,865	74,323
Raw materials and supplies	94,046	103,290
Income taxes receivable	—	20,391
Short-term loans	590,702	494,649
Deferred tax assets	409,157	404,802
Others	535,817	631,088
Less: allowance for doubtful accounts	(1,200)	(2,300)
Fixed assets	7,034,182	6,302,136
Property, plant and equipment	1,110,218	1,130,612
Buildings, net	359,978	356,071
Structures, net	39,386	40,574
Machinery and equipment, net	157,647	187,782
Vehicle and delivery equipment, net	16,055	17,255
Tools, furniture and fixtures, net	59,084	61,914
Land	400,979	384,136
Construction in progress	77,086	82,878
Investments and other assets	5,923,964	5,171,524
Investments in securities	3,646,313	2,752,772
Investments in subsidiaries and affiliates	1,997,683	1,965,714
Long-term loans	165,041	199,730
Deferred tax assets	—	136,183
Others	136,525	138,823
Less: allowance for doubtful accounts	(21,600)	(21,700)

Total	11,234,794	10,612,765

	(Million yen; amounts less than one million yen are omitted)
	FY2013 (As of March 31, 2013)	FY2012 (Reference) (As of March 31, 2012)
(Liabilities)
Current liabilities	3,044,704	3,302,328
Trade notes payable	38	39
Electronically recorded obligations-operating	253,421	279,916
Trade accounts payable	657,344	823,201
Short-term borrowings	20,000	160,000
Current portion of long-term borrowings	5,703	65,000
Current portion of bonds	120,000	150,000
Other payables	341,517	322,054
Income taxes payable	9,993	—
Accrued expenses	934,724	794,039
Deposits received	641,141	663,112
Others	60,820	44,965
Long-term liabilities	743,717	675,770
Bonds	340,000	380,000
Long-term borrowings	—	9,982
Allowance for retirement benefits	277,999	273,356
Deferred tax liabilities	114,276	—
Others	11,441	12,431
Total liabilities	3,788,422	3,978,099
(Net assets)
Shareholders’ equity	6,772,026	6,261,754
Common stock	397,049	397,049
Capital surplus	416,970	416,970
Capital reserve	416,970	416,970
Other capital surplus	—	—
Retained earnings	7,107,604	6,599,875
Legal reserve	99,454	99,454
Other retained earnings	7,008,150	6,500,421
Reserve for special depreciation	1,627	885
Reserve for reduction of acquisition cost of fixed assets	9,633	9,641
General reserve	6,340,926	6,340,926
Retained earnings carried forward	655,963	148,968
Less: treasury stock	(1,149,599)	(1,152,142)
Valuation and translation adjustments	664,820	362,114
Net unrealized gains on other securities	664,820	362,114
Stock acquisition rights	9,525	10,797
Total net assets	7,446,372	6,634,666

Total	11,234,794	10,612,765

UNCONSOLIDATED STATEMENTS OF INCOME

(Million yen; amounts less than one million yen are omitted)
	FY2013 (April 1, 2012 through March 31, 2013)	FY2012 (Reference) (April 1, 2011 through March 31, 2012)
Net revenues	9,755,964	8,241,176
Cost of sales	8,459,467	7,742,254
Gross profit	1,296,497	498,922
Selling, general and administrative expenses	1,054,364	938,728
Operating income (loss)	242,133	(439,805)
Non-operating income	662,182	602,903
Interest income	28,175	30,752
Dividend income	511,139	475,206
Others	122,867	96,944
Non-operating expenses	48,130	139,999
Interest expenses	9,618	12,477
Others	38,511	127,521
Ordinary income	856,185	23,098
Income before income taxes	856,185	23,098
Income taxes – current	69,000	15,800
Income taxes – deferred	89,424	(28,546)
Net income	697,760	35,844

UNCONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

FY2013

(April 1, 2012 through March 31, 2013)

	(Million yen; amounts less than one million yen are omitted)
	Shareholders’ equity
	Common stock	Capital surplus			Retained earnings
		Capital reserve	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings				Total retained earnings
						Reserve for special depreciation	Reserve for reduction of acquisition cost of fixed assets	General reserve	Retained earnings carried forward
Balance at the beginning of current period	397,049	416,970	—	416,970	99,454	885	9,641	6,340,926	148,968	6,599,875
Changes of items during the period
Appropriation to reserve for special depreciation						1,117			(1,117)
Reversal of reserve for special depreciation						(374)			374
Appropriation to reserve for reduction of acquisition cost of fixed assets							11		(11)
Reversal of reserve for reduction of acquisition cost of fixed assets							(19)		19
Dividends paid									(190,008)	(190,008)
Net income									697,760	697,760
Purchase of common stock
Reissuance of common stock									(22)	(22)
Net changes of items other than shareholders’ equity
Total changes of items during the period	—	—	—	—	—	742	(8)	—	506,994	507,729
Balance at the end of current period	397,049	416,970	—	416,970	99,454	1,627	9,633	6,340,926	655,963	7,107,604

	(Million yen; amounts less than one million yen are omitted)
	Shareholders’ equity		Valuation and translation adjustments		Stock acquisition rights	Total net assets
	Treasury stock	Total shareholders’ equity	Net unrealized gains on other securities	Total valuation and translation adjustments
Balance at the beginning of current period	(1,152,142)	6,261,754	362,114	362,114	10,797	6,634,666
Changes of items during the period
Appropriation to reserve for special depreciation
Reversal of reserve for special depreciation
Appropriation to reserve for reduction of acquisition cost of fixed assets
Reversal of reserve for reduction of acquisition cost of fixed assets
Dividends paid		(190,008)				(190,008)
Net income		697,760				697,760
Purchase of common stock	(100)	(100)				(100)
Reissuance of common stock	2,642	2,620				2,620
Net changes of items other than shareholders’ equity			302,705	302,705	(1,272)	301,433
Total changes of items during the period	2,542	510,271	302,705	302,705	(1,272)	811,705
Balance at the end of current period	(1,149,599)	6,772,026	664,820	664,820	9,525	7,446,372

FY2012 (Reference)

(April 1, 2011 through March 31, 2012)

	(Million yen; amounts less than one million yen are omitted)
	Shareholders’ equity
	Common stock	Capital surplus			Retained earnings
		Capital reserve	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings				Total retained earnings
						Reserve for special depreciation	Reserve for reduction of acquisition cost of fixed assets	General reserve	Retained earnings carried forward
Balance at the beginning of current period	397,049	416,970	1,132	418,103	99,454	1,194	8,956	6,340,926	316,890	6,767,422
Changes of items during the period
Appropriation to reserve for special depreciation						125			(125)
Reversal of reserve for special depreciation						(434)			434
Appropriation to reserve for reduction of acquisition cost of fixed assets							705		(705)
Reversal of reserve for reduction of acquisition cost of fixed assets							(21)		21
Dividends paid									(156,784)	(156,784)
Net income									35,844	35,844
Purchase of common stock
Reissuance of common stock			(1,132)	(1,132)					(46,607)	(46,607)
Net changes of items other than shareholders’ equity
Total changes of items during the period	—	—	(1,132)	(1,132)	—	(308)	684	—	(167,922)	(167,546)
Balance at the end of current period	397,049	416,970	—	416,970	99,454	885	9,641	6,340,926	148,968	6,599,875

	(Million yen; amounts less than one million yen are omitted)
	Shareholders’ equity		Valuation and translation adjustments		Stock acquisition rights	Total net assets
	Treasury stock	Total shareholders’ equity	Net unrealized gains on other securities	Total valuation and translation adjustments
Balance at the beginning of current period	(1,279,668)	6,302,907	224,485	224,485	11,006	6,538,399
Changes of items during the period
Appropriation to reserve for special depreciation
Reversal of reserve for special depreciation
Appropriation to reserve for reduction of acquisition cost of fixed assets
Reversal of reserve for reduction of acquisition cost of fixed assets
Dividends paid		(156,784)				(156,784)
Net income		35,844				35,844
Purchase of common stock	(115)	(115)				(115)
Reissuance of common stock	127,642	79,902				79,902
Net changes of items other than shareholders’ equity			137,628	137,628	(208)	137,420
Total changes of items during the period	127,526	(41,152)	137,628	137,628	(208)	96,267
Balance at the end of current period	(1,152,142)	6,261,754	362,114	362,114	10,797	6,634,666

NOTES TO UNCONSOLIDATED FINANCIAL STATEMENTS

*Amounts less than one million yen are in principle omitted.

[Significant accounting policies]

1. Standards and methods of valuation of assets

(1) Standards and methods of valuation of securities

Equity securities of subsidiaries and affiliates are stated at cost determined on the moving-average method.

Other securities:

Other securities with fair value are stated at fair value based on the market prices, etc. at the end of each fiscal year. (Differences in valuation are included directly in net assets; costs of securities are determined on the moving-average method.)

Other securities not practicable to determine their fair value are stated at cost determined on the moving-average method.

(2) Standards and methods of valuation of inventories

Standards:

Cost method (the amounts presented in the balance sheet are written down to the lower of cost or market value)

Methods:

Generally, average method

2. Depreciation of property, plant and equipment is computed on the declining balance method.

(Changes in accounting policies)

Effective from FY2013, in accordance with the revisions of the Corporation Tax Act of Japan, property, plant and equipment acquired on or after April 1, 2012 is depreciated under the depreciation method stipulated in the revised Corporation Tax Act of Japan.

This change did not have material impact on income or loss.

3. Standards of accounting for reserves

(1) Allowance for doubtful accounts:

To prepare for losses from bad debt, allowance for doubtful accounts is provided in an amount which is determined by considering the historical loss experience and the collectibility of the receivables.

(2) Allowance for retirement benefits:

To provide for the retirement benefits for employees, including those already retired, allowance for retirement benefits is stated based on estimated retirement benefit obligations and estimated pension assets at the end of the fiscal year.

4. Other significant matters pertaining to the preparation of unconsolidated financial statements

(1) Consumption taxes, etc. are computed based on the net-of-tax method.

(2) The consolidated taxation system is applied.

[Unconsolidated balance sheet]

1.	Assets pledged as collateral and relevant liabilities

Assets pledged as collateral		Relevant liabilities
Items	Book value as of the end of the fiscal year (million yen)	Items	Balance as of the end of the fiscal year (million yen)
Investments in securities	5,033	Security deposit for delayed tax payment for goods imported	4,700

Total	5,033	Total	4,700

2. Accumulated depreciation of property, plant and equipment:	3,851,721 million yen

3. Guarantees

Guarantees for bank loans of Toyota Peugeot Citroën Automobile Czech, s.r.o.	7,333 million yen

4. Export bill discounted	6,008 million yen

5. Receivables from and payables to subsidiaries and affiliates

Short-term receivables	1,503,139 million yen
Long-term receivables	152,653 million yen
Short-term payables	1,445,046 million yen

6.	The retirement benefit trust is established to appropriate the retirement benefits of the corporate pension plan. No portion of the trust offsets the severance indemnity plan.

[Unconsolidated statement of income]

Transactions with subsidiaries and affiliates

Net sales	5,791,226 million yen
Purchases	4,641,475 million yen
Non-operating transactions	624,479 million yen

[Unconsolidated statement of changes in net assets]

1.	Type and number of treasury stock at the end of FY2013

Common stock	280,568,824 shares

2.	Dividends from surplus

(1)	Cash dividends

Resolutions	Type of shares	Total cash dividends	Dividends per share	Record date	Effective date
Ordinary General Shareholders’ Meeting held on June 15, 2012	Common stock	95,004 million yen	30 yen	March 31, 2012	June 18, 2012
Directors’ Meeting held on November 5, 2012	Common stock	95,004 million yen	30 yen	September 30, 2012	November 27, 2012

(2)	Dividends of which record date falls in FY2013 and effective date falls in FY2014

Dividends on common stock are proposed for resolution at the FY2013 Ordinary General Shareholders’ Meeting to be held on June 14, 2013, as follows:

Total cash dividends	190,045 million yen
Dividends per share	60 yen
Record date	March 31, 2013
Effective date	June 17, 2013

The dividends shall be paid from retained earnings.

3.	Type and number of shares to be issued or transferred upon the exercise of Stock Acquisition Rights (excluding Stock Acquisition Rights that are not exercisable) at the end of FY2013

Common stock	16,216,000 shares

[Tax effect accounting]

Deferred tax assets mainly relate to impairment losses on securities, accrued expenses, and allowance for retirement benefits, and are netted with valuation allowance. Deferred tax liabilities mainly relate to net unrealized gains on other securities.

[Related-party transactions]

Category	Name	Voting Interests	Description of Relationship	Transaction	Transaction amounts (million yen)	Account name	Balances as of the end of the fiscal year (million yen)
Subsidiary	Toyota Motor Sales, U.S.A., Inc.	Equity Indirect 100.00%	Sales of TMC products Concurrent posting of directors	Mainly vehicle sales (Note.1)	1,384,408 (Note.2)	Trade accounts receivable	116,880 (Note.2)
				Loans (Note.3)	78,637 (Note.3)	Loans	254,100
Subsidiary	Toyota Auto Body Co., Ltd.	Equity Direct 100.00%	Purchase of Toyota Auto Body products	Supply of vehicle parts, etc. (Note.1)	1,224,943 (Note.2)	Other receivables	116,849 (Note.2)
				Purchase of auto bodies, etc. (Note.1)	1,692,456 (Note.2)	Trade accounts payable	41,979 (Note.2)
				Deposit of funds (Note.3)	149,446 (Note.3)	Deposits received	134,364
Subsidiary	Daihatsu Motor Co., Ltd.	Equity Direct 51.50% Indirect 0.14%	Purchase of Daihatsu Motor products	Deposit of funds (Note.3)	217,613 (Note.3)	Deposits received	205,742
Subsidiary	Toyota Financial Services Corporation	Equity Direct 100.00%	Loans from TMC Concurrent posting of directors	Receipt of dividends	94,182	—	—

Note. 1:	Terms of transactions, including price terms, are determined through negotiations.
Note. 2:

The transaction amounts and the balances of trade accounts receivable do not include consumption taxes, etc. The balances of trade accounts payable and other receivables include consumption taxes, etc.

Note. 3:	The interest rates of loans and deposit of funds are determined based on the market interest rate. The transaction amount represents average balance during the fiscal year.

[Per share information]	(Amounts are rounded to the nearest hundredth digit yen)

Net assets per share	2,347.91 yen
Net income per share	220.33 yen

Independent Auditor’s Report (Certified Copy)

(English Translation*)

May 2, 2013

To the Board of Directors of

Toyota Motor Corporation

PricewaterhouseCoopers Aarata

Katsunori Sasayama

Certified Public Accountant

Designated and Engagement Partner

Hitoshi Kiuchi

Certified Public Accountant

Designated and Engagement Partner

Hisashi Shirahata

Certified Public Accountant

Designated and Engagement Partner

Junji Ichihara

Certified Public Accountant

Designated and Engagement Partner

We have audited, pursuant to Article 436 (2) (i) of the Companies Act of Japan, the unconsolidated financial statements, which consist of the unconsolidated balance sheets, the unconsolidated statements of income, the unconsolidated statements of changes in net assets and the notes to the unconsolidated financial statements, and the supplementary schedules of Toyota Motor Corporation (hereinafter referred to as the “Company”) for the 109th fiscal year from April 1, 2012 to March 31, 2013.

Management’s Responsibility for the unconsolidated financial statements and the supplementary schedules Management is responsible for the preparation and fair presentation of the unconsolidated financial statements, and the supplementary schedules in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of the unconsolidated financial statements, and the supplementary schedules that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these unconsolidated financial statements and the supplementary schedules based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the unconsolidated financial statements and supplementary schedules are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the unconsolidated financial statements and the supplementary schedules. The procedures selected depend on the auditor’s judgment, including the assessment of the risk of material misstatement of the unconsolidated financial statements and the supplementary schedules, whether due to fraud or error. In making the risk assessment, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the unconsolidated financial statements and the supplementary schedules in order to design audit procedures that are appropriate in the circumstances, while the purpose of the financial statements audit is not to express an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as examining the overall presentation of the unconsolidated financial statements and supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion:

In our opinion, the unconsolidated financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of the Company for the period covered by the unconsolidated financial statements and the supplementary schedules in conformity with accounting principles generally accepted in Japan.

Conflict of interest:

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

*	The original audit report is in Japanese. This English translation is for readers’ convenience and reading this translation is not a substitute for reading the original audit report in Japanese.

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

	(Amounts are rounded to the nearest million yen)
	FY2013 (As of March 31, 2013)	FY2012 (Reference) (As of March 31, 2012)
(Assets)
Current assets	13,784,890	12,321,189
Cash and cash equivalents	1,718,297	1,679,200
Time deposits	106,700	80,301
Marketable securities	1,445,663	1,181,070
Trade accounts and notes receivable, less allowance for doubtful accounts	1,971,659	1,999,827
Finance receivables, net	5,117,660	4,114,897
Other receivables	432,693	408,547
Inventories	1,715,786	1,622,282
Deferred income taxes	749,398	718,687
Prepaid expenses and other current assets	527,034	516,378
Noncurrent finance receivables, net	6,943,766	5,602,462
Investments and other assets	7,903,422	6,491,934
Marketable securities and other securities investments	5,176,582	4,053,572
Affiliated companies	2,103,283	1,920,987
Employees receivables	53,741	56,524
Other	569,816	460,851
Property, plant and equipment	6,851,239	6,235,380
Land	1,303,611	1,243,261
Buildings	3,874,279	3,660,912
Machinery and equipment	9,716,180	9,094,399
Vehicles and equipment on operating leases	3,038,011	2,575,353
Construction in progress	291,539	275,357
Less – Accumulated depreciation	(11,372,381)	(10,613,902)

Total assets	35,483,317	30,650,965

	(Amounts are rounded to the nearest million yen)
	FY2013 (As of March 31, 2013)	FY2012 (Reference) (As of March 31, 2012)
(Liabilities)
Current liabilities	12,912,520	11,781,574
Short-term borrowings	4,089,528	3,450,649
Current portion of long-term debt	2,704,428	2,512,620
Accounts payable	2,113,778	2,242,583
Other payables	721,065	629,093
Accrued expenses	2,185,537	1,828,523
Income taxes payable	156,266	133,778
Other current liabilities	941,918	984,328
Long-term liabilities	9,797,941	7,802,913
Long-term debt	7,337,824	6,042,277
Accrued pension and severance costs	766,112	708,402
Deferred income taxes	1,385,927	908,883
Other long-term liabilities	308,078	143,351
Total liabilities	22,710,461	19,584,487

(Shareholders’ equity)
Toyota Motor Corporation shareholders’ equity	12,148,035	10,550,261
Common stock, no par value	397,050	397,050
Additional paid-in capital	551,040	550,650
Retained earnings	12,689,206	11,917,074
Accumulated other comprehensive income (loss)	(356,123)	(1,178,833)
Treasury stock, at cost	(1,133,138)	(1,135,680)
Noncontrolling interests	624,821	516,217
Total shareholders’ equity	12,772,856	11,066,478

Total liabilities and shareholders’ equity	35,483,317	30,650,965

CONSOLIDATED STATEMENTS OF INCOME

	(Amounts are rounded to the nearest million yen)
	FY2013 (April 1, 2012 through March 31, 2013)	FY2012 (Reference) (April 1, 2011 through March 31, 2012)
Net revenues	22,064,192	18,583,653
Sales of products	20,914,150	17,511,916
Financing operations	1,150,042	1,071,737
Costs and expenses	20,743,304	18,228,026
Cost of products sold	18,010,569	15,795,918
Cost of financing operations	630,426	592,646
Selling, general and administrative	2,102,309	1,839,462
Operating income	1,320,888	355,627
Other income (expense)	82,761	77,246
Interest and dividend income	98,673	99,865
Interest expense	(22,967)	(22,922)
Foreign exchange gain, net	5,551	37,105
Other income (loss), net	1,504	(36,802)
Income before income taxes and equity in earnings of affiliated companies	1,403,649	432,873
Provision for income taxes	551,686	262,272
Equity in earnings of affiliated companies	231,519	197,701
Net income	1,083,482	368,302
Less: Net income attributable to noncontrolling interests	(121,319)	(84,743)
Net income attributable to Toyota Motor Corporation	962,163	283,559

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FY2013

(April 1, 2012 through March 31, 2013)

	(Amounts are rounded to the nearest million yen)
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2012	397,050	550,650	11,917,074	(1,178,833)	(1,135,680)	10,550,261	516,217	11,066,478

Equity transaction with noncontrolling interests and other		675				675	4,961	5,636
Issuance during the year
Comprehensive income
Net income			962,163			962,163	121,319	1,083,482
Other comprehensive income (loss)
Foreign currency translation adjustments				434,638		434,638	27,116	461,754
Unrealized gains (losses) on securities, net of reclassification adjustments				368,507		368,507	5,702	374,209
Pension liability adjustments				19,565		19,565	(4,854)	14,711
Total comprehensive income						1,784,873	149,283	1,934,156
Dividends paid to Toyota Motor Corporation shareholders			(190,008)			(190,008)		(190,008)
Dividends paid to noncontrolling interests							(45,640)	(45,640)
Purchase and reissuance of common stock		(285)	(23)		2,542	2,234		2,234

Balances at March 31, 2013	397,050	551,040	12,689,206	(356,123)	(1,133,138)	12,148,035	624,821	12,772,856

FY2012 (Reference)

(April 1, 2011 through March 31, 2012)

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2011	397,050	505,760	11,835,665	(1,144,721)	(1,261,383)	10,332,371	587,653	10,920,024

Equity transaction with noncontrolling interests and other		43,311	(45,365)	(6,503)	125,819	117,262	(119,824)	(2,562)
Issuance during the year		1,483				1,483		1,483
Comprehensive income
Net income			283,559			283,559	84,743	368,302
Other comprehensive income (loss)
Foreign currency translation adjustments				(87,729)		(87,729)	(5,563)	(93,292)
Unrealized gains (losses) on securities, net of reclassification adjustments				129,328		129,328	2,466	131,794
Pension liability adjustments				(69,208)		(69,208)	4,098	(65,110)
Total comprehensive income						255,950	85,744	341,694
Dividends paid to Toyota Motor Corporation shareholders			(156,785)			(156,785)		(156,785)
Dividends paid to noncontrolling interests							(37,356)	(37,356)
Purchase and reissuance of common stock		96			(116)	(20)		(20)

Balances at March 31, 2012	397,050	550,650	11,917,074	(1,178,833)	(1,135,680)	10,550,261	516,217	11,066,478

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

*Amounts are rounded to the nearest million yen unless otherwise stated.

[Significant matters pertaining to the preparation of consolidated financial statements]

1. Number of consolidated subsidiaries and affiliated companies accounted for by the equity method:

TMC has 509 consolidated subsidiaries and 56 affiliated companies accounted for by the equity method.

2. Basis of consolidated financial statements:

TMC’s consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP), pursuant to the provision of Article 120-2, Paragraph 1 of the Ordinance on Accounting of Companies. Also, pursuant to the provision of the latter part of that paragraph, certain disclosures and notes to the consolidated financial statements required under U.S. GAAP are omitted.

3. Standards and methods of valuation of securities:

Available-for-sale securities are stated at fair value. The acquisition cost of the securities is determined on the average cost method.

4. Standards and methods of valuation of inventories:

Inventories are valued at cost, not in excess of market, cost being determined on the “average-cost” basis, except for the cost of finished products carried by certain subsidiary companies which is determined on the “specific identification” basis or “last-in, first-out” basis.

5. Depreciation of property, plant and equipment and amortization of intangible assets:

Depreciation of property, plant and equipment is mainly computed on the declining-balance method for TMC and Japanese subsidiaries and on the straight-line method for foreign subsidiaries. Intangible assets with a definite life are amortized on the straight-line method.

6. Standards of accounting for reserves:

Allowance for doubtful accounts and allowance for credit losses are based primarily on the frequency of occurrence and loss severity. Accrued pension and severance costs are recognized based on the retirement benefit obligations measured by actuarial calculations less fair value of the plan assets.

[Consolidated Balance Sheet]

1. Allowance for doubtful accounts	46,144 million yen
Allowance for credit losses	147,049 million yen

2. Components of accumulated other comprehensive income (loss)

Foreign currency translation adjustments	(813,480) million yen
Unrealized gains on securities	666,813 million yen
Pension liability adjustments	(209,456) million yen

3. Assets pledged as collateral	1,233,033 million yen

4. Guarantees	1,849,493 million yen

[Consolidated Statement of Shareholders’ Equity]

Number of shares issued and outstanding as of March 31, 2013	3,447,997,492 shares

[Financial instruments]

1. Matters pertaining to the status of financial instruments

Toyota has certain financial instruments, which arose in the normal course of business, such as marketable securities and finance receivables. Toyota employs derivative financial instruments to manage its exposure to fluctuations in interest rates and foreign currency exchange rates.

2. Matters pertaining to the fair value of financial instruments

Asset (Liability)	Carrying amount (million yen)	Estimated fair value (million yen)
Cash and cash equivalents	1,718,297	1,718,297
Marketable securities and other securities investments	6,523,015	6,523,015
Finance receivables	11,144,427	11,434,936
Short-term borrowings and long-term debt	(14,110,381)	(14,313,666)
Derivative financial instruments	26,486	26,486

Note:

Cash and cash equivalents, and marketable securities and other securities investments are mostly measured by market price.

Finance receivables, short-term borrowings and long-term debt are estimated based on the discounted amounts of future cash flows.

Derivative financial instruments are mostly measured based on market data.

[Per share amounts]	(Amounts are rounded to the nearest hundredth digit yen)

1. Toyota Motor Corporation Shareholders’ equity per share	3,835.30 yen

2. Net income attributable to Toyota Motor Corporation per share
Basic	303.82 yen
Diluted	303.78 yen

Independent Auditor’s Report (Certified Copy)

(English Translation*)

May 2, 2013

To the Board of Directors of

Toyota Motor Corporation

PricewaterhouseCoopers Aarata

Katsunori Sasayama

Certified Public Accountant

Designated and Engagement Partner

Hitoshi Kiuchi

Certified Public Accountant

Designated and Engagement Partner

Hisashi Shirahata

Certified Public Accountant

Designated and Engagement Partner

Junji Ichihara

Certified Public Accountant

Designated and Engagement Partner

We have audited, pursuant to Article 444 (4) of the Companies Act of Japan, the consolidated financial statements, which consist of the consolidated balance sheets, the consolidated statements of income, the consolidated statements of shareholders’ equity, and the notes to the consolidated financial statements of Toyota Motor Corporation (hereinafter referred to as the “Company”) for the fiscal year from April 1, 2012 to March 31, 2013.

Management’s Responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the provisions of the latter part of Article 120-2 (1) of the Ordinance on Accounting of Companies that allow the partial omission of the disclosure items required by accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risk of material misstatement of the consolidated financial statements, whether due to fraud or error. In making the risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the purpose of the financial statements audit is not to express an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as examining the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion:

In our opinion, the above consolidated financial statements prepared by partially omitting the disclosure items required by accounting principles generally accepted in the United States of America in accordance with the provisions of the latter part of Article 120-2 (1) of the Ordinance on Accounting of Companies present fairly, in all material respects, the financial position and the results of operations of the corporate group which consists of the Company and its consolidated subsidiaries for the period covered by the consolidated financial statements.

Conflict of interest:

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

*	The original audit report is in Japanese. This English translation is for reader’s convenience and reading this translation is not a substitute for reading the original audit report in Japanese.

Audit & Supervisory Board’s Report (Certified Copy)

Audit Report

The Audit & Supervisory Board has discussed and prepared this Audit Report based on the audit reports prepared by each of the Audit & Supervisory Board Members pertaining to the conduct of duties by the Directors of Toyota Motor Corporation during FY2013 extending from April 1, 2012 through March 31, 2013, and reports as follows.

1.	Method and content of Audit by the Audit & Supervisory Board Members and the Audit & Supervisory Board

(1)	Auditing method of the Audit & Supervisory Board

The Audit & Supervisory Board determined the auditing policies and audit plan, received a report from each Audit & Supervisory Board Member on the audit and its results, and received reports from the Directors and senior executives and Accounting Auditor on the execution of their duties.

(2)	Method and content of Audit by the Audit & Supervisory Board Members

1)

Based on the auditing policies and audit plan adopted by the Audit & Supervisory Board, each Audit & Supervisory Board Member communicated with the Directors and senior executives and other Audit & Supervisory Board Members, collected information, developed an auditing environment, attended the Board of Directors’ meetings and other important meetings, and received reports from the Directors and senior executives on the execution of their duties. The Audit & Supervisory Board Members also reviewed important documents and surveyed operations and assets at the company head office, production facilities, and business offices. The Audit & Supervisory Board Members exchanged opinions and information with the Directors and senior executives and Audit & Supervisory Board Members of the subsidiaries, and received reports on business from them, as needed.

2)

Concerning the unconsolidated financial statements (unconsolidated balance sheets, unconsolidated statements of income, unconsolidated statements of changes in net assets, and notes to the unconsolidated financial statements) and supplementary schedules and consolidated financial statements (consolidated balance sheets, consolidated statements of income, consolidated statements of shareholders’ equity, and notes to the consolidated financial statements), each Audit & Supervisory Board Member received reports from the Directors and senior executives and received reports from the Accounting Auditor on its audit and the results. The Audit & Supervisory Board Members also received notice from the Accounting Auditor confirming that the “systems to ensure the appropriate execution of duties by the Accounting Auditor” (as described in each of the items of Article 131 of the Ordinance on Accounting of Companies) has been properly developed.

2.	Results of Audit

(1)	Audit results concerning the business report and others

1)	The business report and supplementary schedules accurately represent the company’s situation as required by laws and regulations and the Articles of Incorporation.

2)	No irregularity or violation of applicable laws or regulations or the Articles of Incorporation was found with respect to the performance of duties by the Directors.

3)

Resolutions of the Board of Directors concerning the internal control system (as stipulated in Article 362, Paragraph 4, Item 6 of the Companies Act of Japan and Article 100, Paragraphs 1 and 3 of the Enforcement Regulations of the Companies Act) are appropriate. We have nothing to point out concerning the execution of duties by the Directors with respect to the internal control system.

(2)	Audit results concerning unconsolidated financial statements and supplementary schedules

The auditing method of PricewaterhouseCoopers Aarata, the Accounting Auditor, and the results of the audit, are appropriate.

(3)	Audit results of consolidated financial statements

The auditing method of PricewaterhouseCoopers Aarata, the Accounting Auditor, and the results of the audit, are appropriate.

May 7, 2013

Audit & Supervisory Board of Toyota Motor Corporation

Full-time Audit & Supervisory Board Member	Yoichiro Ichimaru	Outside Audit & Supervisory Board Member	Yoichi Morishita
Full-time Audit & Supervisory Board Member	Masaki Nakatsugawa	Outside Audit & Supervisory Board Member	Akishige Okada
Full-time Audit & Supervisory Board Member	Masahiro Kato	Outside Audit & Supervisory Board Member	Kunihiro Matsuo
		Outside Audit & Supervisory Board Member	Yoko Wake

Consolidated Business Results for FY2013 (Reference)

Segment Operating Results

Automotive

Net revenues for the automotive operations increased by 3,424.5 billion yen, or 20.2%, to 20,419.1 billion yen in FY2013 compared with FY2012, and operating income increased by 923.0 billion yen to 944.7 billion yen in FY2013 compared with FY2012. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales and cost reduction efforts.

Financial services

Net revenues for the financial services operations increased by 70.3 billion yen, or 6.4%, to 1,170.6 billion yen in FY2013 compared with FY2012, and operating income increased by 9.3 billion yen, or 3.1%, to 315.8 billion yen in FY2013 compared with FY2012. The increase in operating income was mainly due to increases in financing volume.

All other

Net revenues for all other businesses increased by 17.5 billion yen, or 1.7%, to 1,066.4 billion yen in FY2013 compared with FY2012, and operating income increased by 11.5 billion yen, or 27.5%, to 53.6 billion yen in FY2013 compared with FY2012.

Operating income or loss by business segment

Geographic Information

Japan

Net revenues in Japan increased by 1,653.6 billion yen, or 14.8%, to 12,821.0 billion yen in FY2013 compared with FY2012, and operating income increased by 783.3 billion yen to 576.3 billion yen in FY2013 compared with FY2012. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales, cost reduction efforts, and the effects of changes in exchange rates.

North America

Net revenues in North America increased by 1,532.5 billion yen, or 32.3%, to 6,284.4 billion yen in FY2013 compared with FY2012, and operating income increased by 35.5 billion yen, or 19.1%, to 221.9 billion yen in FY2013 compared with FY2012. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales and cost reduction efforts.

Europe

Net revenues in Europe increased by 89.1 billion yen, or 4.5%, to 2,083.1 billion yen in FY2013 compared with FY2012, and operating income increased by 8.6 billion yen, or 48.7%, to 26.4 billion yen in FY2013 compared with FY2012.

Asia

Net revenues in Asia increased by 1,051.2 billion yen, or 31.5%, to 4,385.4 billion yen in FY2013 compared with FY2012, and operating income increased by 119.2 billion yen, or 46.4%, to 376.0 billion yen in FY2013 compared with FY2012. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales.

Other (Central and South America, Oceania and Africa)

Net revenues in other regions increased by 334.0 billion yen, or 19.0%, to 2,094.2 billion yen in FY2013 compared with FY2012, and operating income increased by 24.9 billion yen, or 22.9%, to 133.7 billion yen in FY2013 compared with FY2012. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales.

Operating income or loss by region